Exhibit 99.1

News Release

Contact:
Brad Cohen
Public Relations
Quantum Corp.
+1 (408) 944-4044
brad.cohen@quantum.com

Brinlea Johnson or Allise Furlani
Investor Relations
The Blueshirt Group
+1 (212) 331-8424 or +1 (212) 331-8433
brinlea@blueshirtgroup.com or allise@blueshirtgroup.com

For Release: Jan. 25, 2017 1:15 p.m. PST

Quantum Corporation Reports Fiscal Third Quarter 2017 Results

Key Year-Over-Year Highlights:

•	Total revenue of $133.5 million, up 4%

•	Scale-out tiered storage revenue of $39.8 million, up 12%

•	GAAP net income of $5.0 million, a $5.8 million improvement

•	Non-GAAP net income of $6.6 million, a $1.8 million improvement

SAN JOSE, Calif. – Jan. 25, 2017 – Quantum Corp. (NYSE: QTM) today reported results for the fiscal third quarter 2017 ended Dec. 31, 2016 (all comparisons are relative to the fiscal third quarter 2016 unless otherwise stated)1:

•	Total revenue was $133.5 million, an increase of $5.4 million. For the first three quarters of fiscal 2017 (YTD), total revenue was up 8 percent over the same period in fiscal 2016.

•	Branded revenue grew to $115.2 million, up $11.5 million, or 11 percent.

•	Scale-out tiered storage revenue increased to $39.8 million, up $4.1 million and contributing to a 26 percent YTD growth rate.

•
Total data protection revenue grew 3 percent to $83.1 million, consisting of $22.9 million in disk backup systems revenue (up 17 percent), $44.8 million in tape automation revenue (down 13 percent overall, with OEM revenue down 42 percent and branded revenue down 3 percent) and $15.4 million in devices and media revenue (up 51 percent).

•	Royalty revenue was $10.5 million, a decrease of $750,000.

[1] Revenue figures for scale-out storage, data protection, disk backup systems and tape automation include related service revenue.

•	GAAP operating income was $7.3 million, and non-GAAP operating income was $8.8 million, an improvement of $5.8 million and $2.1 million, respectively.

•
GAAP net income was $5.0 million, or $0.02 per diluted share, and non-GAAP net income was $6.6 million, or $0.02 per diluted share. This represented an improvement of $5.8 million and $1.8 million, respectively.

“Following up on our revenue growth and improved profitability in the first half of the fiscal year, we again delivered solid results in the December quarter,” said Jon Gacek, president and CEO of Quantum. “On a year-over-year basis, we generated our 22nd consecutive quarter of scale-out tiered storage revenue growth and increased total revenue, data protection sales and overall profitability for the third straight quarter. As a result of our strong execution and the leverage our financial model provides, year-to-date GAAP and non-GAAP net income also improved $29 million and $24 million, respectively, on a total revenue increase of $29 million.

“In the fourth quarter, our focus is to continue building on our momentum by providing customers with the optimal combination of high performance, low-cost capacity and ready access to meet their increasing data management demands and achieve their business or mission objectives. We are well-positioned to capitalize on the opportunities across our target markets, having expanded our product offerings, sales capabilities and ecosystem partnerships over the past nine months. As a result, we are raising our revenue and profitability guidance for fiscal 2017.”

Fiscal Fourth Quarter 2017 Outlook and Updated Fiscal 2017 Guidance
Quantum provided the following guidance for the fiscal fourth quarter:

•	Total revenue of $120 million to $125 million.

•	GAAP and non-GAAP gross margin of 41-43 percent.

•	GAAP and non-GAAP operating expenses of $49 million to $50 million and $47 million to $48 million, respectively.

•	Interest expense of $2.4 million and taxes of $400,000.

•	GAAP loss per share of $0.01 and non-GAAP earnings per share of $0.00.

Quantum also updated its fiscal 2017 guidance. The company now expects:

•	Total revenue of $505 million to $510 million, an increase over its initial guidance.

•	Royalty revenue of at least $35 million.

•	GAAP and non-GAAP gross margin of approximately 42 percent.

•	GAAP and non-GAAP operating expense of approximately $201 million and approximately $192 million, respectively.

•	Interest expense of $8.0 million and taxes of approximately $1.5 million.

•	GAAP earnings per share of $0.01 to $0.02 and non-GAAP earnings per share of $0.04 to $0.05, respectively – an increase over its initial guidance on both a GAAP and non-GAAP basis.

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Fiscal Third Quarter 2017 Business Highlights

•
Quantum concluded definitive agreements with PNC Bank and TCW Direct Lending on a $170 million financing package. The agreement with PNC includes an $80 million revolving credit facility and an additional $20 million credit line available under an accordion feature. The agreement with TCW provides for a $50 million term loan with TCW that was drawn upon closing and a $20 million delayed draw term loan available through Dec. 31, 2017.

•
The company announced StorNext 5.4, the latest version of its award-winning StorNext® file system and data management software. StorNext 5.4 enables customers to integrate their existing public cloud storage accounts and/or third-party, object storage-based private clouds as tiers in a StorNext-managed environment. As a result, users can get all the benefits of StorNext while protecting prior investments and reducing the cost and complexity of cloud administration. Another feature provides the ability to embed asset manager, data management and data sharing applications in StorNext-powered appliances, thereby reducing the time, cost and complexity of deploying and maintaining applications.

•
Quantum introduced a new Scalar® storage platform optimized for storing and managing the ever-increasing volumes of unstructured data. The first new products based on this platform are the Scalar i6 and Scalar i3 tape libraries and the StorNext AEL6 purpose-built rich media archive appliance. The new Scalar platform offers a range of benefits, including best-in-class storage density – twice that of earlier-generation rack-mounted libraries – which enables organizations of all sizes to reduce their data center footprint and further reduce their storage costs.

•
Notable scale-out tiered storage customer wins included large deals with several leading broadcasters and postproduction companies, two police departments seeking video surveillance solutions and a broad range of organizations that turned to Quantum for help managing their growing unstructured data archives. These organizations included a major government agency, an automotive electronics supplier that is one of the leaders in self-driving technology, an international weather forecasting agency and a top medical research institute.

•
In data protection, Quantum had a series of notable DXi6900 product family wins, including million dollar-plus deals at an Asian taxation department, a major European insurance company and two big banks, as well as other large deals at a state-owned energy provider in Asia and a leading U.S. telecomm company.

Conference Call and Audio Webcast Notification
Quantum will hold a conference call today, Jan. 25, 2017, at 2:00 p.m. PST to discuss its fiscal third quarter results. Press and industry analysts are invited to attend in listen-only mode.
Dial-in number: +1 (503) 343-6063
Participant passcode: 49870309
Replay number: +1 (404) 537-3406
Replay passcode: 49870309
Replay expiration: Wednesday, Feb. 1, 2017
Webcast site: www.quantum.com/investors

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About Quantum
Quantum is a leading expert in scale-out tiered storage, archive and data protection, providing solutions for capturing, sharing and preserving digital assets over the entire data lifecycle. From small businesses to major enterprises, more than 100,000 customers have trusted Quantum to address their most demanding data workflow challenges. Quantum’s end-to-end, tiered storage foundation enables customers to maximize the value of their data by making it accessible whenever and wherever needed, retaining it indefinitely and reducing total cost and complexity. See how at www.quantum.com/customerstories.
###

Quantum, the Quantum logo, DXi, Scalar and StorNext are either registered trademarks or trademarks of Quantum Corporation and its affiliates in the United States and/or other countries. All other trademarks are the property of their respective owners.

"Safe Harbor" Statement: This press release contains "forward-looking" statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Specifically, but without limitation, statements relating to: i) our focuses and expectations for our fourth fiscal quarter; ii) all of our statements under the heading “Fiscal Fourth Quarter 2017 Outlook and Updated Fiscal 2017 Guidance” are forward-looking statements within the meaning of the Safe Harbor. All forward-looking statements in this press release are based on information available to Quantum on the date hereof. These statements involve known and unknown risks, uncertainties and other factors that may cause Quantum's actual results to differ materially from those implied by the forward-looking statements. More detailed information about these risk factors are set forth in Quantum's periodic filings with the Securities and Exchange Commission, including, but not limited to, those risks and uncertainties listed in the section entitled "Risk Factors," in Quantum's Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 3, 2016 and in Quantum's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2016. Quantum expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Use of Non-GAAP Financial Measures

Quantum believes that the non-GAAP financial measures disclosed above provide useful and supplemental information to investors regarding its quarterly financial performance. Quantum management and Board of Directors use these non-GAAP financial measures internally to understand, manage and evaluate the company’s business results and make operating decisions. For instance, Quantum management often makes decisions regarding staffing, future management priorities and how the company will direct future operating expenses on the basis of non-GAAP financial measures. In addition, compensation of our employees is based in part on the performance of our business based on non-GAAP operating income.

Amortization of Intangible Assets
This includes acquired intangibles such as purchased technology in connection with prior acquisitions. These expenses are not factored into management’s evaluation of potential acquisitions or Quantum’s performance after completion of the acquisitions because they are not related to Quantum’s core operating performance. In addition, the frequency and amount of such charges can vary significantly based on the size and timing of acquisitions and the maturities of the businesses being acquired. Excluding acquisition-related charges from non-GAAP measures provides investors with a basis to compare Quantum against the performance of other companies without the variability caused by purchase accounting.

Share-Based Compensation Expense
Share-based compensation expense relates primarily to equity awards such as stock options, restricted stock units and employee stock purchase plan. Share-based compensation is a non-cash expense that varies in amount from period to period and is dependent on market forces that are often beyond Quantum’s control. Management believes that non-GAAP measures adjusted for share-based compensation provide investors with a basis to measure Quantum’s core performance against the performance of other companies without the variability created by share-based compensation as a result of the variety of equity awards used by other companies and the varying methodologies and assumptions used.

Restructuring Charges
Restructuring charges primarily relate to expenses associated with changes to Quantum’s operating structure. Restructuring charges are excluded from non-GAAP financial measures because they are not considered core operating activities. Although Quantum has engaged in various restructuring activities in the past, each has been a discrete event based on a unique set of business objectives. Management believes that it is appropriate to exclude restructuring charges from Quantum’s non-GAAP financial measures, as it enhances the ability of investors to compare Quantum’s period-over-period operating results from continuing operations.

Proxy Contest and Related Costs
Proxy contest and related costs are expenses incurred to respond to activities and inquiries of VIEX Capital Advisors, LLC, including their proxy solicitation. These costs are not considered core operating activities. Management believes that it is appropriate to exclude these costs in order to provide investors the ability to compare Quantum’s period-over-period operating results from continuing operations.

Crossroads Patent Litigation Costs
Crossroads patent litigation costs are expenses incurred to defend ourselves and perform other activities related to a patent infringement lawsuit filed by Crossroads Systems, Inc. These costs are excluded from non-GAAP financial measures because they are not considered core operating activities, and management believes that it is appropriate to exclude these costs in order to provide investors the ability to compare Quantum’s period-over-period operating results from continuing operations.

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Realtime Data Patent Litigation Costs
Realtime Data patent litigation costs are expenses incurred to defend ourselves and perform other activities related to a patent infringement lawsuit filed by Realtime Data LLC d/b/a IXO. These costs are excluded from non-GAAP financial measures because they are not considered core operating activities, and management believes that it is appropriate to exclude these costs in order to provide investors the ability to compare Quantum’s period-over-period operating results from continuing operations.

Loss on Debt Extinguishment
The loss on debt extinguishment relates to specific actions undertaken during the third quarter of fiscal 2017. The loss is excluded from non-GAAP financial measures because it is not considered a core operating activity and management believes that it is appropriate to exclude the loss in order to provide investors the ability to compare Quantum’s period-over-period results from continuing operations.

Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. They are limited in value because they exclude charges that have a material impact on the company’s reported financial results and, therefore, should not be relied upon as the sole financial measures to evaluate the company. The non-GAAP financial measures are meant to supplement, and be viewed in conjunction with, GAAP financial measures. Investors are encouraged to review the reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures as provided in the tables accompanying this press release.

Note 1

In the third quarter of fiscal 2017 Quantum implemented new accounting procedures related to the accounting for costs incurred for third-party service providers. While the resulting adjustments were not material to any previously issued annual or quarterly consolidated financial statements, management concluded that revisions to the periods impacted were warranted. These adjustments have been reflected in the financials provided in this press release. Quantum will provide more detail regarding these adjustments in future SEC filings.

Important Information

Quantum Corporation (the “Company”), its directors and certain executive officers will be participants in the solicitation of proxies from stockholders in connection with the Company’s Annual Meeting of Stockholders for the fiscal year ended March 31, 2016 (the “Annual Meeting”). The Company previously received a notice of nominations for the election of directors from VIEX Capital Advisors, LLC and it is possible that there may be a contested solicitation in connection with the Annual Meeting. The Company plans to file a proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the Annual Meeting.

The members of the Board of Directors of the Company and Fuad Ahmad, Chief Financial Officer, would be participants in the Company’s solicitation of proxies in connection with the Annual Meeting. Information with respect to the holdings of the participants in the Company’s common stock as of December 31, 2016 was included in materials filed with the SEC under Regulation 14A on January 12, 2017. Additional information regarding such participants, including updated information as to their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement and other relevant documents to be filed with the SEC in connection with the Annual Meeting. To the extent that holdings of the Company’s securities change from the amounts previously disclosed, such changes will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Promptly after filing its definitive Proxy Statement with the SEC, the Company will mail the definitive Proxy Statement to each stockholder entitled to vote at the Annual Meeting. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain, free of charge, the Company’s preliminary proxy statement, any amendments or supplements thereto and any other relevant documents filed by the Company with the SEC in connection with the Annual Meeting at the SEC’s website (http://www.sec.gov). Copies of the Company’s definitive proxy statement, any amendments or supplements thereto and any other relevant documents filed by the Company with the SEC in connection with the Annual Meeting will also be available, free of charge, at the Company’s website (www.quantum.com) or by writing to Investor Relations, Quantum Corporation, 224 Airport Parkway, Suite 550, San Jose, CA 95110.

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QUANTUM CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	December 31, 2016	March 31, 2016
		(Revised)Note 1
Assets
Current assets:
Cash and cash equivalents	$22,595	$33,870
Restricted cash, current	2,686	2,788
Accounts receivable	107,477	105,959
Manufacturing inventories	30,964	40,614
Service parts inventories	19,967	21,407
Other current assets	8,933	8,007
Total current assets	192,622	212,645
Long-term assets:
Property and equipment	11,591	12,939
Intangible assets	312	451
Restricted cash, long-term	20,000	—
Other long-term assets	5,136	4,565
Total long-term assets	37,039	17,955
	$229,661	$230,600
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$49,272	$46,136
Accrued warranty	3,287	3,430
Deferred revenue, current	80,733	88,919
Accrued restructuring charges, current	1,305	1,621
Long-term debt, current	—	3,000
Convertible subordinated debt, current	64,219	—
Accrued compensation	21,338	22,744
Other accrued liabilities	11,707	13,806
Total current liabilities	231,861	179,656
Long-term liabilities:
Deferred revenue, long-term	34,340	35,427
Accrued restructuring charges, long-term	570	1,116
Long-term debt	72,239	62,709
Convertible subordinated debt, long-term	—	69,253
Other long-term liabilities	7,205	8,324
Total long-term liabilities	114,354	176,829
Stockholders' deficit	(116,554)	(125,885)
	$229,661	$230,600

Note 1 is presented above, before the Condensed Consolidated Balance Sheets.

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QUANTUM CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
		(Revised)Note 1		(Revised)Note 1
Revenue:
Product	$86,510	$79,672	$246,911	$213,448
Service	36,445	37,099	108,883	112,285
Royalty	10,529	11,277	28,716	30,196
Total revenue	133,484	128,048	384,510	355,929
Cost of revenue:
Product	63,324	56,323	177,808	156,656
Service	15,158	15,550	45,328	50,524
Total cost of revenue	78,482	71,873	223,136	207,180
Gross margin	55,002	56,175	161,374	148,749
Operating expenses:
Research and development	10,579	11,148	33,038	37,841
Sales and marketing	25,145	28,212	77,658	83,860
General and administrative	12,130	13,488	37,662	41,610
Restructuring charges (benefits)	(105)	1,895	1,962	2,540
Total operating expenses	47,749	54,743	150,320	165,851
Income (loss) from operations	7,253	1,432	11,054	(17,102)
Other income (expense)	519	(22)	685	406
Interest expense	(2,423)	(1,406)	(5,416)	(5,304)
Loss on debt extinguishment	(48)	(394)	(48)	(394)
Income (loss) before income taxes	5,301	(390)	6,275	(22,394)
Income tax provision	295	431	717	1,117
Net income (loss)	$5,006	$(821)	$5,558	$(23,511)

Basic and diluted net income (loss) per share	$0.02	$(0.00)	$0.02	$(0.09)

Weighted average shares:
Basic	271,186	264,003	269,329	261,849
Diluted	274,443	264,003	271,473	261,849

Included in the above Statements of Operations:
Amortization of intangibles:
Cost of revenue	$43	$48	$139	$233
	43	48	139	233
Share-based compensation:
Cost of revenue	183	313	697	1,006
Research and development	284	488	1,020	1,529
Sales and marketing	542	658	1,760	2,367
General and administrative	467	780	1,647	2,437
	1,476	2,239	5,124	7,339
Proxy contest and related costs:
General and administrative	94	—	443	—
	94	—	443	—
Crossroads patent litigation costs:
General and administrative	16	1,054	156	2,694
	$16	$1,054	$156	$2,694

Note 1 is presented above, before the Condensed Consolidated Balance Sheets.

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QUANTUM CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months Ended
	December 31, 2016	December 31, 2015
		(Revised)Note 1
Cash flows from operating activities:
Net income (loss)	$5,558	$(23,511)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	4,035	4,945
Amortization of intangible assets	139	233
Amortization of debt issuance costs	774	894
Service parts lower of cost or market adjustment	3,950	4,640
Loss on debt extinguishment	48	—
Deferred income taxes	(16)	(1)
Share-based compensation	5,124	7,339
Changes in assets and liabilities:
Accounts receivable	(1,518)	22,890
Manufacturing inventories	7,248	13,503
Service parts inventories	(1,298)	(547)
Accounts payable	3,377	(12,708)
Accrued warranty	(143)	(797)
Deferred revenue	(9,273)	(14,833)
Accrued restructuring charges	(862)	(2,258)
Accrued compensation	(1,105)	(10,711)
Other assets and liabilities	(5,569)	(4,992)
Net cash provided by (used in) operating activities	10,469	(15,914)
Cash flows from investing activities:
Purchases of property and equipment	(1,736)	(2,800)
Change in restricted cash	(19,996)	(142)
Net cash used in investing activities	(21,732)	(2,942)
Cash flows from financing activities:
Borrowings of long-term debt, net	77,581	68,920
Repayments of long-term debt	(72,209)	—
Repayments of convertible subordinated debt	(5,296)	(83,735)
Payment of taxes due upon vesting of restricted stock	(679)	(3,112)
Proceeds from issuance of common stock	658	1,772
Net cash provided by (used in) financing activities	55	(16,155)
Effect of exchange rate changes on cash and cash equivalents	(67)	(18)
Net decrease in cash and cash equivalents	(11,275)	(35,029)
Cash and cash equivalents at beginning of period	33,870	67,948
Cash and cash equivalents at end of period	$22,595	$32,919

Note 1 is presented above, before the Condensed Consolidated Balance Sheets.

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QUANTUM CORPORATION
GAAP TO NON-GAAP RECONCILIATION
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended December 31, 2016
	Gross Margin	Gross Margin Rate	Income From Operations	Operating Margin	Net Income	Per Share Net Income, Basic	Per Share Net Income, Diluted
GAAP	$55,002	41.2%	$7,253	5.4%	$5,006	$0.02	$0.02
Non-GAAP Reconciling Items:
Amortization of intangibles	43		43		43
Share-based compensation	183		1,476		1,476
Restructuring benefits	—		(105)		(105)
Proxy contest and related costs	—		94		94
Crossroads patent litigation costs	—		16		16
Loss on debt extinguishment	—		—		48
Non-GAAP	$55,228	41.4%	$8,777	6.6%	$6,578	$0.02	$0.02

Computation of basic and diluted net income per share:						GAAP	Non-GAAP
Net income						$5,006	$6,578
Interest of dilutive convertible notes						—	865
Income for purposes of computing income per diluted share						$5,006	$7,443

Weighted average shares:
Basic						271,186	271,186
Dilutive shares from stock plans						3,257	3,257
Dilutive shares from convertible notes						—	40,859
Diluted						274,443	315,302

	Nine Months Ended December 31, 2016
	Gross Margin	Gross Margin Rate	Income From Operations	Operating Margin	Net Income	Per Share Net Income, Basic	Per Share Net Income, Diluted
GAAP	$161,374	42.0%	$11,054	2.9%	$5,558	$0.02	$0.02
Non-GAAP Reconciling Items:
Amortization of intangibles	139		139		139
Share-based compensation	697		5,124		5,124
Restructuring charges	—		1,962		1,962
Proxy contest and related costs	—		443		443
Crossroads patent litigation costs	—		156		156
Loss on debt extinguishment	—		—		48
Non-GAAP	$162,210	42.2%	$18,878	4.9%	$13,430	$0.05	$0.05

Computation of basic and diluted net income per share:						GAAP	Non-GAAP
Net income						$5,558	$13,430

Weighted average shares:
Basic						269,329	269,329
Dilutive shares from stock plans						2,144	2,144
Diluted						271,473	271,473

The non-GAAP financial information set forth in this table is not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial information used by other companies.

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QUANTUM CORPORATION
GAAP TO NON-GAAP RECONCILIATION
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended December 31, 2015
	(Revised)Note 1
	Gross Margin	Gross Margin Rate	Income From Operations	Operating Margin	Net Income (Loss)	Per Share Net Income (Loss), Basic	Per Share Net Income (Loss), Diluted
GAAP	$56,175	43.9%	$1,432	1.1%	$(821)	$(0.00)	$(0.00)
Non-GAAP Reconciling Items:
Amortization of intangibles	48		48		48
Share-based compensation	313		2,239		2,239
Restructuring charges	—		1,895		1,895
Crossroads patent litigation costs	—		1,054		1,054
Loss on debt extinguishment	—		—		394
Non-GAAP	$56,536	44.2%	$6,668	5.2%	$4,809	$0.02	$0.02

Computation of basic and diluted net income (loss) per share:						GAAP	Non-GAAP
Net income (loss)						$(821)	$4,809

Weighted average shares:
Basic						264,003	264,003
Dilutive shares from stock plans						—	305
Diluted						264,003	264,308

	Nine Months Ended December 31, 2015
	(Revised)Note 1
	Gross Margin	Gross Margin Rate	Loss From Operations	Operating Margin	Net Loss	Per Share Net Loss, Basic	Per Share Net Loss, Diluted
GAAP	$148,749	41.8%	$(17,102)	(4.8)%	$(23,511)	$(0.09)	$(0.09)
Non-GAAP Reconciling Items:
Amortization of intangibles	233		233		233
Share-based compensation	1,006		7,339		7,339
Restructuring charges	—		2,540		2,540
Crossroads patent litigation costs	—		2,694		2,694
Loss on debt extinguishment	—		—		394
Non-GAAP	$149,988	42.1%	$(4,296)	(1.2)%	$(10,311)	$(0.04)	$(0.04)

Computation of basic and diluted net loss per share:						GAAP	Non-GAAP
Net loss						$(23,511)	$(10,311)

Weighted average shares:
Basic and diluted						261,849	261,849

The non-GAAP financial information set forth in this table is not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial information used by other companies.

Note 1 is presented above, before the Condensed Consolidated Balance Sheets.

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QUANTUM CORPORATION
FORECAST FOURTH QUARTER FISCAL 2017
GAAP TO NON-GAAP RECONCILIATION
(In thousands, except per share amounts)
(Unaudited)

	Percentage Range
Forecast gross margin rate on a GAAP basis	40.8%	—	42.8%
Forecast share-based compensation	0.2%
Forecast gross margin rate on a non-GAAP basis	41.0%	—	43.0%

	Dollar Range
Forecast operating expense on a GAAP basis	$48.7	—	$49.7
Forecast share-based compensation	(1.3)
Forecast Realtime Data patent litigation costs	(0.4)
Forecast operating expense on a non-GAAP basis	$47.0	—	$48.0

	Dollars per Share
Forecast diluted earnings per share on a GAAP basis	$(0.01)
Forecast share-based compensation	0.01
Forecast diluted earnings per share on a non-GAAP basis	$0.00

Estimates based on current (January 25, 2017) projections.

The projected GAAP and non-GAAP financial information set forth in this table represent forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For risk factors that could impact these projections, see our Annual Report on Form 10-K filed with the SEC on June 3, 2016, as amended by Amendment No. 1 to Form 10-K, filed with the SEC on July 27, 2016 (together, the “Form 10-K”). We disclaim any obligation to update information in any forward-looking statement.

The non-GAAP financial information set forth in this table is not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial information used by other companies.

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QUANTUM CORPORATION
FORECAST FULL YEAR FISCAL 2017
GAAP TO NON-GAAP RECONCILIATION
(In thousands, except per share amounts)
(Unaudited)

	Percentage Range
Forecast gross margin rate on a GAAP basis	41.8%
Forecast share-based compensation	0.2%
Forecast gross margin rate on a non-GAAP basis	42.0%

	Dollar Range
Forecast operating expense on a GAAP basis	$200.7
Forecast restructuring charges	(2.0)
Forecast share-based compensation	(5.7)
Forecast proxy contest and related costs	(0.4)
Forecast Crossroads patent litigation costs	(0.2)
Forecast Realtime Data patent litigation costs	(0.4)
Forecast operating expense on a non-GAAP basis	$192.0

	Dollars per Share
Forecast diluted earnings per share on a GAAP basis	$0.01	—	$0.02
Forecast restructuring charges	0.01
Forecast share-based compensation	0.02
Forecast diluted earnings per share on a non-GAAP basis	$0.04	—	$0.05

Estimates based on current (January 25, 2017) projections.

The projected GAAP and non-GAAP financial information set forth in this table represent forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For risk factors that could impact these projections, see our Annual Report on Form 10-K filed with the SEC on June 3, 2016, as amended by Amendment No. 1 to Form 10-K, filed with the SEC on July 27, 2016 (together, the “Form 10-K”). We disclaim any obligation to update information in any forward-looking statement.

The non-GAAP financial information set forth in this table is not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial information used by other companies.

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